 June 17, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-256753) (as amended, the “Registration Statement”)

Dear Ladies and Gentlemen:

The Company hereby withdraws its acceleration request made on June 16, 2021 due to June 18, 2021 being a new federal holiday, and hereby requests pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, June 21, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905, or Kaoru Suzuki at (513) 352-6569.  Please also call Faith L. Charles or Kaoru Suzuki as soon as the Company’s Registration Statement on Form S-1 has been declared effective.  Thank you for your attention to this matter.

Sincerely,

TERRA TECH CORP.

By:	/s/ Francis Knuettel II
Name:	Francis Knuettel II
Title:	President and Chief Executive Officer

cc:	Faith L. Charles, Thompson Hine LLP
Kaoru Suzuki, Thompson Hine LLP